Exhibit 99.4

THE SECURITIES REPRESENTED BY THIS WARRANT CERTIFICATE MAY NOT BE TRANSFERRED WITHOUT THE PRIOR WRITTEN CONSENT OF THE CORPORATION.

THE SECURITIES REPRESENTED BY THIS WARRANT CERTIFICATE (AND ANY SHARES ISSUABLE UPON EXERCISE OF SUCH SECURITIES) HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT (“REGULATION S”) OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS.

“2010” WARRANT CERTIFICATE

HELIX BIOPHARMA CORP.
(Amalgamated under the Canada Business Corporations Act)

“2010” WARRANT CERTIFICATE NO. 2010 - <>	<> “2010” WARRANTS entitling the holder to acquire, subject to adjustment, one common share for each whole “2010” Warrant represented hereby.

THIS IS TO CERTIFY THAT

<> (the “Holder”) is the holder of <> “2010” Warrants, entitling the Holder to purchase, upon and subject to the terms and conditions hereinafter referred to, <> common shares in the capital of Helix BioPharma Corp. (hereinafter called the “Corporation”), as said shares are constituted on August 6, 2010, at the price of $3.4020 per share on or before 5:00 P.M. (Toronto Time) on August 5, 2013 (the “Exercise Period”).

1.           The aforesaid right to purchase common shares of the Corporation may only be exercised by the Holder within the time required hereinbefore set out by: (i) duly completing in the manner indicated and executing the subscription form attached hereto; (ii) surrendering this Warrant Certificate to the Corporation at its principal office in Canada; and (iii) paying the appropriate purchase price for the common shares of the Corporation subscribed for together with requisite share transfer tax, if any, by wire transfer to an account designated by the Corporation in writing.  Upon said surrender and payment the Corporation will issue to the Holder named in the subscription form, the number of common shares subscribed for and the said Holder will become a shareholder of the Corporation in respect of the said common shares as of the date of said surrender and payment.  Within thirty (30) business days of said surrender and payment the Corporation will mail to said person at the address specified in the subscription form a certificate or certificates evidencing the common shares subscribed for.  If the Holder of this Warrant Certificate subscribes for a lesser number of common shares than the number of common shares referred to in this Warrant Certificate, the said Holder will be entitled to receive a further Warrant Certificate in respect of common shares referred to in this Warrant Certificate not subscribed for.

2.           The Holder of this Warrant Certificate upon surrender hereof to the Corporation, at its principal office in Canada, may exchange this Warrant Certificate for other Warrant Certificates entitling the bearer to purchase in the aggregate the same number of common shares referred to in this Warrant Certificate.

3.           The Holder hereof, by acceptance of this Warrant Certificate, agrees (i) that this Warrant Certificate and all rights hereunder, including any beneficial interest herein, are not transferable or assignable to any other person or persons without the prior written consent of the Corporation and (ii) that this Warrant Certificate may not be exercised within the United States, and that the common shares issuable upon exercise of the “2010” Warrants may not be delivered within the United States upon exercise, other than in offerings deemed to meet the definition of “offshore transaction” pursuant to Rule 902(h) of Regulation S, unless registered under the Securities Act or an exemption from such registration is available.

4.           In the event of any subdivision or subdivisions of the common shares of the Corporation as said common shares are constituted on August 6, 2010 at any time thereafter and prior to expiry of the Exercise Period into a greater number of common shares, the Corporation will thereafter deliver and the Holder thereof will accept, at the time or times of purchase of shares hereunder, in addition to the number of shares as the Holder would have been entitled to receive in respect of the number of shares so purchased (the “Original Number of Shares”) had the right to purchase been exercised before such subdivision or subdivisions, that number of additional shares which the Holder would have received upon the subdivision or subdivisions had the Holder held the Original Number of Shares at the time of the subdivision or subdivisions, and the purchase price per share of all shares so deliverable by the Corporation will be adjusted accordingly.

In the event of any consolidation or consolidations of the common shares of the Corporation as said common shares are constituted on August 6, 2010, at any time thereafter and prior to expiry of the Exercise Period, into a lesser number of common shares, the Corporation will thereafter deliver and the Holder hereof will accept, at the time of purchase of shares hereunder, in lieu thereof, that number of shares which the Holder would have received upon such consolidation or consolidations, in respect of the number of shares so purchased, had the right to purchase been exercised before such consolidation or consolidations, and the purchase price per share so deliverable by the Corporation will be adjusted accordingly.

In the event of reclassification of the common shares of the Corporation as said common shares are constituted on August 6, 2010, at any time thereafter and prior to expiry of the Exercise Period, the Corporation will thereafter deliver, and the Holder hereof will accept, at the time of purchase of shares hereunder, the number of shares of the appropriate class resulting from the said reclassification or reclassifications as the Holder would have been entitled to receive upon such reclassification or reclassifications, in respect of the number of shares so purchased, had the right to purchase been exercised before such reclassification or reclassifications, and the purchase price per share so deliverable by the Corporation will be adjusted accordingly.

The aforesaid adjustments in the case of one or more subdivisions, consolidations and / or reclassifications of shares shall only apply to shares purchased hereunder upon or after the occurrence of such event or events, and such adjustments shall be cumulative applying to successive subdivisions, consolidations and / or reclassifications occurring prior to expiry of the Exercise Period and prior to the purchase of shares hereunder.  The Corporation shall not be required to issue any fractional shares resulting from any adjustment and such fractional shares shall be disregarded.

5.           Nothing contained herein will confer any right upon the Holder hereof or any other person to subscribe for or purchase any shares of the Corporation at any time subsequent to 5:00 P.M. (Toronto Time) on the last day of the Exercise Period and from and after such time, this Warrant Certificate and all rights hereunder will be void and of no value.

6.           The holding of this Warrant Certificate will not constitute the Holder a shareholder or member of the Corporation.

7.           Time will be of the essence hereof.

8.           All monies quoted in this Warrant Certificate shall be stated and paid in lawful money of Canada unless otherwise stated.

9.           This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of Ontario.

10.          The certificates representing the common shares issued upon exercise of any of the “2010” Warrants evidenced by this Warrant Certificate will contain the following legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS.”

“THE COMMON SHARES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF SUCH EXCHANGE SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT ‘GOOD DELIVERY’ IN SETTLEMENT OF TRANSACTIONS ON THE TORONTO STOCK EXCHANGE.”

11.           If any of the “2010” Warrants are exercised prior to December 7, 2010, the certificates representing the common shares issued on exercise of such “2010” Warrants will also bear the following legend:

“THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE DECEMBER 7, 2010.”

12.           Notwithstanding any provision to the contrary contained in this Warrant Certificate, no common shares will be issued to the Holder hereof if the issuance of such common shares would constitute a violation of the laws of any applicable jurisdiction, and, without limiting the generality of the foregoing, the certificates representing common shares issued pursuant to this Warrant Certificate will bear such legends as may, in the opinion of counsel to the Corporation, be necessary in order to avoid a violation of any applicable laws or to comply with the requirements of any stock exchange on which the common shares are listed.

IN WITNESS WHEREOF Helix BioPharma Corp. has caused its common seal to be affixed and this Warrant Certificate to be signed by the undersigned, as of the 5th day of August, 2010.

HELIX BIOPHARMA CORP.

Per: ______________________________________
Authorized Signatory

Per: ______________________________________
Authorized Signatory

APPENDIX “1”

SUBSCRIPTION FORM

TO:           HELIX BIOPHARMA CORP.

The Holder hereby subscribes for _______________ common shares of Helix BioPharma Corp. as said common shares were constituted on August 6, 2010, pursuant to the provisions of the accompanying Warrant Certificate, at a price of $3.402 per share on the terms specified in the accompanying Warrant Certificate and has caused the aggregate Exercise Price of $__________________ to be wire transferred to the account specified in writing by the Corporation.

Capital terms used in this Subscription Form have the same meanings as in the accompanying Warrant Certificate.

The Holder [check one of the following boxes]:

□ hereby certifies that it is not a U.S. Person (as that term is defined under Regulation S) and the accompanying Warrant Certificate is not being exercised on behalf of a U.S. Person; or

□ hereby provides a written opinion of counsel to the effect that the accompanying Warrant Certificate and the common shares delivered upon exercise of thereof have been registered under the Securities Act or are exempt from registration under the Securities Act.

The Holder hereby acknowledges that, upon the registration of the securities subscribed for herein and except as set out below, the Holder’s rights under the Warrant Certificate are hereby terminated and that, if the number of “2010” Warrants exercised is less than the number of “2010” Warrants represented by the accompanying Warrant Certificate, the Corporation shall, within thirty (30) business days, forthwith deliver to the Holder a new Warrant Certificate in respect of the “2010” Warrants not then exercised.

DATED this __________ day of ___________________, _________.

_________________________________
Signature

Instructions:

The registered holder may exercise its right to receive common shares by completing this form and surrendering this form and the Warrant Certificate representing the “2010” Warrants being exercised to Helix BioPharma Corp. at its principal offices at Unit #3 – 305 Industrial Parkway South, Aurora, Ontario, L4G 6X7.  Certificates for common shares will be delivered or mailed as soon as practicable after the exercise of the “2010” Warrants.